SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-18565

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q

For Period Ended: September 30, 2008

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I- Registrant Information

Full Name of Registrant:  ROK Entertainment Group Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): ROK House, Kingswood Business Park, Hollyhead Road, Albrighton

City, State and Zip Code: Wolverhampton WV7 3AU, United Kingdom

Part II - Rule 12b-25(b)and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Form 10-Q could not be filed due to the costs involved as the Registrant is undergoing temporary cost-cutting measures.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Alex Renny	011-44-1902-374896
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

 ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROK ENTERTAINMENT GROUP INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2008	By:	/s/ Alex Renny
Alex Renny Chief Financial Officer, Treasurer
and Secretary